TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
[redacted]: (604) 688-8042 Fax: (604) 689-8032

82-3480

05006551

March 2, 2005

Securities & Exchange Commission
450 – 5th Street NW
Washington, DC
20549

SUPPL

RECEIVED MAR 09 2005 179 PROCESSING SECTION

Dear Sirs:

Please find enclosed filings re: 12 G Exemption # 82-3480

Yours very truly,
TRANS AMERICA INDUSTRIES LTD.

John K. Campbell
President

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

dlw 3/17

TRANS AMERICA INDUSTRIES LTD.
Suite 300, 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 688-8042
Facsimile: (604) 689-8032

TSX Venture: TSA

PRESS RELEASE

February 28, 2005

Trans America Industries Ltd. (TSX-V – TSA) has negotiated a private placement in the amount of 1,000,000 units of the Company at a price of $0.40 per unit for gross proceeds of up to $400,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant will entitle the placee to acquire one additional common share of the Company at a price of $0.50 per share for a period of one year from closing.

The placement will be subscribed for by a Director of the Company. The Director has arranged a sale of 1,000,000 shares of the Company at a price of not less than $0.40 per share through the facilities of the TSX Venture Exchange. The proceeds from this sale will be used to fund the placement.

Shandong Gold Project, Shandong Province, China

Trans America recently subscribed to purchase 800,000 units of Majestic Gold Corp. ("MJS") in a private placement at $0.70 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of MJS for a period of one year from closing at a price of $0.90 per share, with forced conversion if the shares of MJS trade over $1.50 per share for more than twenty consecutive days.

Under a separate agreement, Trans America's subscription proceeds, along with the proceeds from any warrants Trans America may exercise, will be dedicated to the Shandong Gold Project, a joint venture with MJS. Pursuant to this joint venture agreement, Trans America can earn a 50% interest on 3 existing properties of 27 hectares as well as a 50% interest in any after acquired properties within a prescribed area of 900 square kilometres of the Shandong Gold Project by providing the first $750,000 of exploration funding.

Lynn Lake Gold Project, Manitoba

$200,000 of the private placement funds will be reserved for further work on Trans America's Lynn Lake Property. The Property consists of 31 mineral claims covering 5,210 hectares near Lynn Lake, Manitoba. Work on the Property has been suspended pending a report being compiled by the Geological Survey of Canada. The report will be exclusive to Trans America for one year and the Geological Survey's interpretations are expected to aid Trans America in determining its exploration options.

TRANS AMERICA INDUSTRIES LTD.

Per: John K. Campbell, President

3930107.PP003.doc